BNY MELLON INVESTMENT ADVISER, INC.
240 Greenwich Street

New York, New York 10286

December 13, 2023

BNY Mellon Funds Trust

-BNY Mellon Asset Allocation Fund

240 Greenwich Street
New York, New York 10286

Re: Expense Limitation

To Whom It May Concern:

Effective December 29, 2023, BNY Mellon Investment Adviser, Inc. ("BNYM Investment Adviser"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Asset Allocation Fund (the "fund"), a series of BNY Mellon Funds Trust (the "Trust"), as follows:

Until December 29, 2024, BNYM Investment Adviser will waive receipt of its fees and/or assume the expenses of the fund so that the total annual fund operating expenses of neither class of fund shares (including indirect fees and expenses of the underlying funds, but excluding shareholder services fees, taxes, interest expense, brokerage commissions, commitment fees on borrowings and extraordinary expenses) exceed .87%. On or after December 29, 2024, BNYM Investment Adviser may terminate this expense limitation agreement at any time

This Agreement may only be amended by agreement of the Trust, on behalf of the fund, upon the approval of the Board of Trustees of the Trust and BNYM Investment Adviser to lower the net amounts shown and may only be terminated prior to December 29, 2024, in the event of termination of the Management Agreement between BNYM Investment Adviser and the Trust with respect to the fund.

BNY MELLON INVESTMENT ADVISER, INC.

By: /s/ James Bitetto

        James Bitetto

          Secretary

Accepted and Agreed To:

BNY MELLON FUNDS TRUST,

On Behalf of BNY Mellon Asset Allocation Fund

By: /s/ James Windels

       James Windels

       Treasurer